SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

lee enterprises, incorporated
(Name of Issuer) Common Stock, $0.01 par value
(Title of Class of Securities) 523768909
(CUSIP Number) Harris Kupperman c/o Praetorian Capital Management LLC, investment adviser to Praetorian Capital Fund LLC 330 Mangrove Thicket Blvd. Ponte Vedra, FL 32081
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications) February 2, 2022

(Date of Event Which Requires Filing of this Statement)

                If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 523768909	13D/A	Page 2 of 9 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Praetorian Capital Fund LLC EIN# 83-2673762
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization DELAWARE
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 353,721
each reporting	9.	sole dispositive power 0
person with:	10.	shared dispositive power 353,721
11.		aggregate amount beneficially owned by each reporting person 353,721
12.	check box if the aggregate amount in row (11) excludes certain shares (See Instructions)	☐
13.		percent of class represented by amount in row (11) 6.0%
14.		type of reporting person (See Instructions) OO

CUSIP No. 523768909	13D/A	Page 3 of 9 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Praetorian Capital Management LLC EIN# 13-4223355
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware
number of shares	7.	sole voting power 353,721
beneficially owned by	8.	shared voting power 76,279
each reporting	9.	sole dispositive power 353,721
person with:	10.	shared dispositive power 76,279
11.		aggregate amount beneficially owned by each reporting person 430,000
12.	check box if the aggregate amount in row (11) excludes certain shares (See Instructions)	☐
13.		percent of class represented by amount in row (11) 7.3%
14.		type of reporting person (See Instructions) IA

CUSIP No. 523768909	13D/A	Page 4 of 9 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Harris Kupperman
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 353,721
beneficially owned by	8.	shared voting power 76,279
each reporting	9.	sole dispositive power 353,721
person with:	10.	shared dispositive power 76,279
11.		aggregate amount beneficially owned by each reporting person 430,000
12.	check box if the aggregate amount in row (11) excludes certain shares (See Instructions)	☐
13.		percent of class represented by amount in row (11) 7.3%
14.		type of reporting person (See Instructions) IN

CUSIP No. 523768909	13D/A	Page 5 of 9 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) MONGOLIA (BARBADOS) CORP EIN# [foreign entity; not applicable]
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Barbados
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 76,279
each reporting	9.	sole dispositive power 0
person with:	10.	shared dispositive power 76,279
11.		aggregate amount beneficially owned by each reporting person 76,279
12.	check box if the aggregate amount in row (11) excludes certain shares (See Instructions)	☐
13.		percent of class represented by amount in row (11) 1.3%
14.		type of reporting person (See Instructions) CO

CUSIP No. 523768909	13D/A	Page 6 of 9 Pages

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule”) filed by Praetorian Capital Fund LLC and Praetorian Capital Management LLC on December 8, 2021, relating to the beneficial ownership of shares of common stock, par value $0.01 per share, of Lee Enterprises, Incorporated (the “Company”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule.

ITEM 2. Identity and Background

Item 2 of the Schedule is hereby amended and restated as below:

This Schedule is being filed with respect to the Common Stock of the Issuer which are beneficially owned by the following reporting persons:

(i)	Praetorian Capital Fund LLC (the “Fund”),
(ii)	Praetorian Capital Management LLC (the “Adviser”),
(iii)	Harris Kupperman (“Mr. Kupperman”), and
(iv)	Mongolia (Barbados) Corp (“Mongolia”) (together with the Fund, the Adviser and Mr. Kupperman, collectively, the “Reporting Persons”)

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Fund is a Delaware limited liability company. The principal business of the Fund is investing in securities. The business address of the Fund is 330 Mangrove Thicket Blvd., Ponte Vedra, Florida 32081. During the last five years, neither the Fund nor its managing member has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Adviser is a Delaware limited liability company. The principal business of the Adviser is acting as an investment adviser for investment funds. The business address of the Adviser is 330 Mangrove Thicket Blvd., Ponte Vedra, Florida 32081. During the last five years, neither the Adviser nor its managing member has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Kupperman is a citizen of the United States of America. Mr. Kupperman is the managing member and 100% owner of the Adviser. Mr. Kupperman also serves as the managing member and the sole trader for the Fund. During the last five years, Mr. Kupperman has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 523768909	13D/A	Page 7 of 9 Pages

Mongolia is a Barbados corporation. The principal business of Mongolia is to manage the investments of the parent company, Mongolia Growth Group LLC. The business address of Mongolia is 100 King Street West, Suite 5600, Toronto, Ontario, Canada, M5X 1C9. During the last five years, Mongolia has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule is hereby amended and restated as below:

The Fund has purchased, in a series of open market transactions, an aggregate of 353,721 shares of common stock, $0.01 par value (“Common Stock”) of the Issuer, for a total consideration of $9,095,329.57, derived from the Fund’s working capital.

Mongolia has purchased, in a series of open market transactions, an aggregate of 76,279 shares of Common Stock of the Issuer, for a total consideration of $1,984,927.28, derived from Mongolia’s working capital. The Adviser has an understanding with Mongolia, with respect to shared voting, purchase and disposition of such 76,279 shares of Common Stock.

ITEM 5. Interest in Securities of the Issuer

Item 5 of the Schedule is hereby amended and restated as below:

(a)-(b)      The Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 353,721 shares of Common Stock as of February 2, 2022, which represent 6.0% of the Issuer’s outstanding shares of Common Stock.

(i)	Sole power to vote or direct vote: 0
(ii)	Shared power to vote or direct vote: 353,721
(iii)	Sole power to dispose of or direct the disposition: 0
(iv)	Shared power to dispose of or direct the disposition: 353,721

The Adviser may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 430,000 shares of Common Stock as of February 2, 2022, which represent 7.3% of the Issuer’s outstanding shares of Common Stock.

(i)	Sole power to vote or direct vote: 353,721
(ii)	Shared power to vote or direct vote: 76,279
(iii)	Sole power to dispose of or direct the disposition: 353,721
(iv)	Shared power to dispose of or direct the disposition: 76,279

Mr. Kupperman may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 430,000 shares of Common Stock as of February 2, 2022, which represent 7.3% of the Issuer’s outstanding shares of Common Stock.

CUSIP No. 523768909	13D/A	Page 8 of 9 Pages

(i)	Sole power to vote or direct vote: 353,721
(ii)	Shared power to vote or direct vote: 76,279
(iii)	Sole power to dispose of or direct the disposition: 353,721
(iv)	Shared power to dispose of or direct the disposition: 76,279

Mongolia may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 76,279 shares of Common Stock as of February 2, 2022, which represent 1.3% of the Issuer’s outstanding shares of Common Stock.

(i)	Sole power to vote or direct vote: 0
(ii)	Shared power to vote or direct vote: 76,279
(iii)	Sole power to dispose of or direct the disposition: 0
(iv)	Shared power to dispose of or direct the disposition: 76,279

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be 5,889,159, as disclosed on the Issuer’s Form 10-K filed with the SEC on December 10, 2021.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(c)           Other than as disclosed in Item 3 and Item 4, there have been no transactions in the shares of Common Stock by the Reporting Persons during the past sixty days.

(d)           The Reporting Persons collectively have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 430,000 shares of Common Stock held in their accounts. Among the Reporting Persons, Mongolia, the private third-party with whom the Adviser has an arrangement for shared voting rights, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 76,279 shares of Common Stock held in its accounts.

(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule is hereby amended and restated as below:

Praetorian Capital Management LLC, the investment adviser to Praetorian Capital Fund LLC, controls the shares owned by Praetorian Capital Fund LLC. Praetorian Capital Management LLC have an understanding with Mongolia (Barbados) Corp with respect to shared voting, purchase and disposition of 76,279 shares of Common Stock held by Mongolia (Barbados) Corp.

ITEM 7. Material to be Filed as Exhibits.

Item 7 of the Schedule is hereby amended and restated as below:

Exhibit 1 – Joint Filing Agreement, dated February 2, 2022

Exhibit 2 – Letter from Harris Kupperman to the Board of the Issuer, dated December 7, 2021

CUSIP No. 523768909	13D/A	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2022

PRAETORIAN CAPITAL FUND LLC
By: Praetorian Capital Management LLC, its investment adviser

By:	/s/ Harris Kupperman
Name: Harris Kupperman
Title: Owner

PRAETORIAN CAPITAL MANAGEMENT LLC

By:	/s/ Harris Kupperman
Name: Harris Kupperman
Title: Owner

HARRIS KUPPERMAN

By:	/s/ Harris Kupperman
Name: Harris Kupperman

MONGOLIA (BARBADOS) CORP

By:	/s/ Genevieve Walkden
Name: Genevieve Walkden
Title: Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.